Exhibit 99.2

Commission File Number 001-31914

CHINA LIFE INSURANCE COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(the “Company”)

(Stock Code: 2628)

Announcement on the Resolutions of the Third Meeting of the Fifth Session of the Board of Supervisors of China Life Insurance Company Limited

The third meeting (the “Meeting”) of the fifth session of the Board of Supervisors of the Company (the “Supervisory Board”) was held on October 28, 2015 at the conference room located at A18 of China Life Plaza. The supervisors were notified of the Meeting by way of a written notice dated October 15, 2015. Out of the Company’s five supervisors, four supervisors attended the Meeting in person, including Miao Ping, chairperson of the Supervisory Board, Xiong Junhong, Zhan Zhong and Wang Cuifei, supervisors of the Company. Shi Xiangming, supervisor of the Company, was on leave for business and authorized in writing, Zhan Zhong, supervisor of the Company to act on his behalf and cast the votes for him. The time, venue and the manner in which the Meeting was convened are in accordance with the Company Law of the People’s Republic of China (the “PRC”) and the provisions under relevant laws, administrative regulations, departmental rules, the Company’s Articles of Association (the “AOA”) and Rules of Procedure for the Supervisory Board.

The Meeting was presided over by Chairperson Mr. Miao Ping. The supervisors who were present passed the following resolutions unanimously after sufficient review and discussion:

1.	Passed Proposal on the 2015 Third Quarter Report

The Supervisory Board reviewed the report and believes that: The preparation and review procedures of 2015 Third Quarter Report are in conformity with provisions under relevant laws, regulations, AOA and internal management regulations of the Company; the content and form of 2015 Third Quarter Report meet the requirements of the China Securities Regulatory Commission and the Shanghai Stock Exchange; the information contained in the report reflects the operational, management and financial performance of the Company during the reporting period; no breach of confidentiality by any staff members who worked on the preparation and review of the 2015 Third Quarter Report was detected before this opinion was issued.

Voting result: 5 for, 0 against, with no abstention

Commission File Number 001-31914

2.	Passed Proposal on the Revisions to the Rules on the Management of Overall Risk of the Company

Voting result: 5 for, 0 against, with no abstention

Board of Supervisors of China Life Insurance Company Limited

October 28, 2015